Foamix Pharmaceuticals Ltd.
2 Holzman Street, Weizmann Science Park
 Rehovot 7670402, Israel

March 10, 2017

BY EDGAR

Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, DC 20549

Re:	Foamix Pharmaceuticals Ltd. Registration Statement on Form F-3 (File No. 333-216224)
Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Foamix Pharmaceuticals Ltd. hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement, as amended, will become effective under the Securities Act at 5:00 p.m. ET on March 14, 2017 or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Very truly yours, FOAMIX PHARMACEUTICALS LTD.

/s/ Ilan Hadar
By:	Ilan Hadar
Title:	Chief Financial Officer

cc:	Phyllis G. Korff, Esq. Andrea L. Nicolas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036